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                               August 11, 2021

       Riccardo Orcel
       Chief Executive Officer
       Emerging Markets Horizon Corp.
       30 Ekaterinis Kornarou Street, 3rd floor
       Stovolos 2024
       Nicosia, Cyprus

                                                        Re: Emerging Markets
Horizon Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-258393

       Dear Mr. Orcel:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 3, 2021

       Capitalization, page 84

   1. We note your response to comment one regarding the classification of the 25,000,000
                                                        Class A shares that
will be sold as part of your initial public offering of units and continue to believe that all
25,000,000 Class A shares should be classified outside of permanent equity and as part of
shares subject to possible redemption. For example, notwithstanding provisions in your
amended and restated memorandum and articles of association, all of the Class A shares
contain a redemption feature which provides each holder of such shares with the opportunity to
have their shares redeemed, and management has no control over which Class A shares
will be redeemed. ASC 480-10-S99-3A provides that redemption provisions not solely
within the control of the issuer require common stock subject to
 Riccardo Orcel
Emerging Markets Horizon Corp.
August 11, 2021
Page 2
      redemption to be classified outside of permanent equity. Furthermore, ASC 480-10-25-
      6(b) provides guidance stating that in determining if an instrument is mandatorily redeemable, a provision that defers redemption until a specified liquidity level is reached would not affect classification of the instrument. Therefore, while we acknowledge that provisions in your charter may result in you being unable to redeem all of the Class A shares in certain situations, it does not change the fact that each of the Class A shares contain redemption provisions which are outside of your control and therefore should be classified outside of permanent equity.
2. We note your response to comment one where you state that your amended and restated
      memorandum and articles of association will provide limitations on redemptions such that in no event will you redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. We also note in your response where you indicate that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001 so that you do not then become subject to the
      SEC   s    penny stock    rules. We note that net tangible assets is
defined in Rule 3a51-1(g)
      as total assets, less intangible assets and liabilities, which would not be reduced by the
      Class A shares classified outside of permanent equity and subject to possible redemption.
      Therefore, please disclose the definition of    net tangible assets    as
defined in your charter
      and also clarify, pursuant to the charter, when the amount of net tangible assets is measured for this purpose, and how often.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Jonathan Burr at 202-551-5833 with any other questions.



                                                            Sincerely,
FirstName LastNameRiccardo Orcel
                                                            Division of
Corporation Finance
Comapany NameEmerging Markets Horizon Corp.
                                                            Office of Real
Estate & Construction
August 11, 2021 Page 2
cc:       Jeffrey Cohen
FirstName LastName